Exhibit 11

LANVIN GROUP HOLDINGS LIMITED

(THE “COMPANY”)

STATEMENT OF POLICIES

GOVERNING MATERIAL, NON-PUBLIC INFORMATION AND

THE PREVENTION OF INSIDER TRADING

Adopted by the Board of Directors of the Company on December 14, 2022

This Statement of Policies Governing Material, Non-Public Information and the Prevention of Insider Trading (this “Statement”) of the Company consists of three sections: Section I provides an overview; Section II sets forth the Company’s policies prohibiting insider trading; and Section III explains insider trading.

I.

SUMMARY

The Company’s ordinary shares are currently trading on the NYSE. Pursuant to United States securities laws, it is illegal for any person, either personally or on behalf of others, to trade in securities on the basis of “material”, “non-public” information (defined below). It is also illegal to communicate (i.e., to “tip”) material, non-public information to others so that they may trade in securities on the basis of that information. These illegal activities are commonly referred to as “insider trading.” Preventing insider trading is necessary to comply with the United States federal securities laws and to preserve the reputation and integrity of the Company as well as that of all persons affiliated with it.

The Company considers strict compliance with the policies (the “Policy”) set forth in this Statement to be a matter of utmost importance. Violation of this Policy could cause extreme embarrassment and possible legal liability to you and the Company. Knowing or willful violations of this Statement or its spirit will be grounds for immediate dismissal from the Company. Violation of the Policy might expose the violator to severe criminal penalties and civil liabilities. Penalties for insider trading violations include civil fines of up to three times the profit realized by the violator, criminal fines of up to $5 million and civil liability to those damaged by the trading, as well as the attorney’s fees of persons injured.

While the regulatory authorities concentrate their efforts on the individuals who trade or who tip inside information to others who trade, the federal securities laws also impose potential liability on companies and other “controlling persons” if they fail to take reasonable steps to prevent insider trading by the violator. “Controlling persons” includes employers (i.e., the Company), its directors, officers and managerial and supervisory personnel. The concept is broader than what would normally be encompassed by a reporting chain. Individuals may be considered “controlling persons” with respect to any other individual whose behavior they have the power to influence. Liability can be imposed only if two conditions are met. First, it must be shown that the “controlling person” knew or recklessly disregarded the fact that a violation was likely. Second, it must be shown that the “controlling person” failed to take appropriate steps to prevent the violation from occurring. For this reason, the Company’s supervisory personnel are directed to take appropriate steps to ensure that those they supervise, understand and comply with the requirements set forth in this Policy.

This Statement applies to (i) all officers, directors, employees and advisors (e.g., accountants, attorneys, investment bankers and consultants) of the Company, (ii) all principal senior executives, directors and advisors of the Company’s principal subsidiaries, being the Company’s portfolio brands, (iii) to the extent not included in clause (ii) above, any officers, directors, employees and advisors of the Company’s subsidiaries or consolidated entities who possess Material Insider Information, (iv) any persons designated by the Compliance Officer and (v) any other person or entity (a) over which an individual mentioned above exercises influence or control of its investment decisions, or (b) which effects a transaction in the Company’s securities, which securities are in fact beneficially owned by any of the individuals mentioned above (“Insider(s)”). Every Insider must review this Statement, and execute and return the Certificate of Compliance attached hereto to the Compliance Officer within seven (7) days after you receive this Statement.

The failure of any Insider to comply with this Policy may subject him or her to sanctions by the Company, including dismissal for cause, whether or not the failure to comply results in a violation of law. The matters set forth in this Policy are guidelines only and are not intended to replace your responsibility to understand and comply with the legal prohibition on insider trading. Appropriate judgment should be exercised in connection with all securities trading.

Questions regarding the Statement should be directed to the Compliance Officer.

II.

POLICIES PROHIBITING INSIDER TRADING

For purposes of this Statement, while the terms “purchase” and “sell” of securities exclude the acceptance of options granted by the Company thereof and the exercise of options that does not involve the sale of securities, the cashless exercise of options does involve the sale of securities and therefore is subject to the policies set forth below.

A.No Trading with Material Insider Information–No Insider shall purchase or sell any securities of the Company while in possession of material, nonpublic information relating to the Company, its ordinary shares or other securities (the “Material Insider Information”) or during certain periods.

If you possess Material Insider Information, you must wait for the later of (i) forty eight (48) hours after public disclosure of the Material Insider Information by the Company, or (ii) one full Trading Day on the NYSE following such public disclosure before trading the Company’s ordinary shares or other securities. The term “Trading Day” is defined as a day on which the NYSE is open for trading. NYSE’s regular trading hours are from 9:30 a.m. to 4:00 p.m., New York City time, Monday through Friday.

In addition, no Insider shall purchase or sell any securities of the Company, regardless of whether such Insider possesses any Material Insider Information, (1) during any period commencing on the 28th day of the last month of each fiscal quarter and ending at the close of trading on the second Trading Day following the date upon which the Company’s earnings statement for that fiscal quarter is released to the public; or (2) without the prior clearance by the Compliance Officer, during any period designated as a “limited trading period.” The Compliance Officer may declare limited trading periods at the times that he deems appropriate, and need not provide any reason for making a declaration. If the Compliance Officer declares a limited trading period, a member of the Legal Department will notify the persons affected by the blackout as to when the blackout period begins and when it ends. The existence of a limited trading period may not be announced other than to those who are aware of the event giving rise to the blackout period. As long as the event remains material and non-public, no person aware of the event or notified of the event-specific blackout period may trade in the Company’s securities. Any person made aware of the existence of a limited trading period should not disclose the existence of the blackout period to any other person. The failure of the Compliance Officer to designate a person as being subject to a limited blackout period will not relieve that person of the obligation not to trade while aware of Material Insider Information.

Furthermore, beginning on December 28th of each fiscal year, no Insider shall purchase or sell any security of the Company until the close of trading on the second Trading Day following the date of the Company’s release of its financial results for the fiscal year ended on December 31 of the prior year.

In order to assist Company directors, officers and other employees in complying with this Policy, the Company will deliver an e-mail (or other communication) notifying all directors, officers and employees subject to the quarterly blackout period when the quarterly blackout period will begin and when it ends. The Company’s delivery or non- delivery of these e-mails (or other communication) does not relieve any persons from their obligation to only trade in the Company’s securities in full compliance with this Policy.

A person who is subject to a blackout period and who has an unexpected and urgent need to sell the Company’s stock in order to generate cash may, in appropriate circumstances, be permitted to sell the Company’s stock even during the blackout period. Hardship exceptions may be granted only by the Compliance Officer and must be requested at least two business days in advance of the proposed trade. A hardship exception may be granted only if the Compliance Officer concludes that the person requesting the exception is not in possession of Material Insider Information. Hardship exceptions are granted infrequently and only in exceptional circumstances.

This Policy continues to apply to transactions in Company securities even after employment or service with the Company has ended. If a director, officer or other employee is in possession of Material Insider Information when employment or service terminates, the securities laws still prohibit trading in the Company’s securities until that information has become public or is no longer material.

Certain Exceptions. The foregoing restrictions on trading in the Company’s securities do not apply to:

•

Transferring shares to an entity that does not involve a change in the beneficial ownership of the shares (for example, to an inter vivos trust of which you are the sole beneficiary during your lifetime).

•

The exercise of stock options for cash under our stock plans (including any netsettled stock option exercise); however, the sale of any such stock acquired upon such exercise, including as part of a cashless exercise of an option, is subject to this Policy.

•

The exercise of a tax withholding right pursuant to which you elect to have the Company withhold shares of restricted stock, shares underlying restricted stock units or shares subject to an option to satisfy tax withholding requirements.

•	Trades by Insiders that occur in connection with a registered primary or secondary underwritten offering of the Company.
•	The execution of transactions pursuant to a trading plan that complies with SEC Rule 10b5-1 and which has been approved by the Company.

Please see Section III below for an explanation of the Material Insider Information.

B.10b5-1 Trading Plans. Any director, officer or employee of the Company who wishes to implement, modify or terminate a trading plan under Rule 10b51 must first pre-clear any such action with the Compliance Officer. A Rule 10b5-1 trading plan can only be established when you do not possess material, non-public information. Therefore, a director, officer or employee of the Company may enter into or modify a 10b5-1 trading plan only when he or she is not in a blackout period or otherwise not in possession of material, non-public information. A 10b5-1 trading plan is a pre-established plan that directs one’s broker to buy or sell securities according to pre-established parameters. In addition, the 10b5-1 trading plan must not permit the holder of the account to exercise any subsequent influence over how, when, or whether the purchases or sales are made. The Company reserves the right to withhold approval of any 10b5-1 trading plan that the Company determines is not consistent with the rules regarding such plans. Notwithstanding any approval of a 10b5-1 trading plan, the Company assumes no liability for the consequences of any transaction made pursuant to such plan.

Transactions effected pursuant to a pre-approved 10b5-1 trading plan will not require further approval at the time of the transaction if the plan complies with Rule 10b5-1 by specifying the dates, prices and amounts of the contemplated trades, or by establishing a formula for determining such dates, prices and amounts. However, the 10b5-1 trading plan should be structured to avoid purchases or sales shortly before known announcements, such as quarterly or annual earnings announcements. Even though transactions executed in accordance with a properly formulated trading plan are exempt from the insider trading rules, the trades may nonetheless occur at times shortly before we announce material news, and the investing public and media may not understand the nuances of trading pursuant to a 10b5-1 trading plan. This could result in negative publicity for you and the Company if the SEC or the NYSE were to investigate your trades.

Approval of a 10b5-1 trading plan by the Compliance Officer does not constitute legal advice to the requesting party. The rules regarding 10b5-1 trading plans are complex and you must fully comply with them. You should consult with your legal advisor before proceeding.

C.Blackout Periods. The Company’s announcement of its quarterly and annual financial results has the potential to have a material effect on the market for the Company’s securities. Therefore, to avoid even the appearance of trading while aware of Material Insider Information, all directors, officers and employees of the Company, and all employees of subsidiaries of the Company with a title of director or above, as well the household and family members (as described in Section G, below), and trusts, corporations and other entities controlled by any of such persons, are prohibited from trading in the Company’s securities outside of four Trading Windows per year, each commencing with the close of trading on the second Trading Day following the date upon which the Company’s financial results for the prior fiscal quarter is released to the public and closing on the 28th day of the last month of each fiscal quarter.

Furthermore, all transactions in the Company’s securities (including without limitation, acquisitions and dispositions of the ordinary shares and the sale of ordinary shares issued upon exercise of stock options, but excluding the acceptance of options granted by the Company and the exercise of options that does not involve the sale of securities) by officers, directors and employees designated by the Company from time to time must be pre-approved by the Compliance Officer (other than pursuant to a preapproved trading plan complying with Rule 10b5-1).

If the Company’s earnings statement for a fiscal quarter or fiscal year is released on a Trading Day more than four hours before the NYSE closes, then such date of disclosure shall be considered the first Trading Day following such public disclosure.

Please note that trading in Company securities during the Trading Window is not a “safe harbor,” and all Insiders should strictly comply with all other policies set forth in this Statement.  Further, no director, officer or other employee, however, may buy or sell Company securities, even during the quarterly window periods, if he or she is in possession of Material Insider Information or has been notified by the Company of the imposition of a limited trading period.

When in doubt, do not trade! Check with the Compliance Officer first.

D.No Tipping - No Insider shall directly or indirectly disclose any Material Insider Information to anyone who trades in securities (so-called “tipping”).

E.Confidentiality - No Insider shall communicate any Material Insider Information to anyone outside the Company under any circumstances unless approved by the Compliance Officer in advance, or to anyone within the Company other than on a need to-know basis.

F.No Comment - No Insider shall discuss any internal matters or developments of the Company with anyone outside of the Company, except as required in the performance of regular corporate duties. Unless you are expressly authorized to the contrary, if you receive any inquiries about the Company or its securities by the financial press, investment analysts or others, or any requests for comments or interviews, you should decline to comment and direct the inquiry or request to the Compliance Officer.

G.Transactions by Family Members - This Policy also applies to your family members who reside with you, anyone else who lives in your household and any family members who do not live in your household but whose transactions in the Company’s securities are directed by you or are subject to your influence or control (such as relatives who consult with you before they trade in the Company’s securities). You are responsible for the transactions of these other persons, and, therefore, you should make them aware of the need to confer with you before they trade in the Company’s securities.

H.Transactions by Entities that You Influence or Control - This Policy also applies to any entities that you influence or control, including any corporations, partnerships or trusts, and transactions by these controlled entities should be treated for the purposes of this Policy and applicable securities laws as if they were for your own account.

I.“Twenty-Twenty Hindsight” - Before engaging in any transaction, you should carefully consider how enforcement authorities and others might view the transaction in hindsight after the occurrence of a negative event.

J.Corrective Action - If any potentially Material Insider Information is inadvertently disclosed, any Insider should notify the Compliance Officer immediately so that the Company can determine whether or not corrective action, such as general disclosure to the public, is warranted.

K.Legal Effect of this Policy - The Company’s Policy with respect to insider trading and the disclosure of confidential information, and the procedures that implement this Policy, are not intended to serve as precise recitations of the legal prohibitions against insider trading and tipping which are highly complex, fact specific and evolving. Certain of the procedures are designed to prevent even the appearance of impropriety and in some respects may be more restrictive than the securities laws. Therefore, these procedures are not intended to serve as a basis for establishing civil or criminal liability that would not otherwise exist.

III.

EXPLANATION OF INSIDER TRADING

As noted above, “insider trading” refers to the purchase or sale of securities while in possession of “material” and “non-public” information relating to such securities. “Securities” include not only stocks, bonds, notes and debentures, but also options, warrants and similar instruments. “Purchase” and “sale” are defined broadly under the United States federal securities law. “Purchase” includes not only the actual purchase of securities, but any contract to purchase or otherwise acquire securities. “Sale” includes not only the actual sale of securities, but any contract to sell or otherwise dispose of securities. These definitions extend to a broad range of transactions including conventional cash-forstock transactions, the grant and exercise of stock options and acquisitions and exercises of warrants or puts, calls or other options related to the securities. It is generally understood that insider trading includes the following:

•	Trading by Insiders while in possession of Material Insider Information;
•

Trading by persons other than Insiders while in possession of Material Insider Information where the information either was given in breach of an Insider’s fiduciary duty to keep it confidential or was misappropriated; or

•	Communicating or tipping Material Insider Information to others, including recommending the purchase or sale of the securities while in possession of such information.

As noted above, for purposes of this Statement, the terms “purchase” and “sell” of securities exclude the acceptance of options granted by the issuer thereof and the exercise of options that does not involve the sale of securities. Among other things, the cashless exercise of options does involve the sale of securities and therefore is subject to the policies set forth in this Statement.

What Facts are Material?

The materiality of a fact depends upon the circumstances. A fact is considered “material” if it could reasonably be expected to affect the decision of a reasonable investor to buy, sell or hold the Company’s securities or where the fact is likely to have a significant effect on the market price of the Company’s securities. Material Insider Information can be positive or negative and can relate to virtually any aspect of a company’s business or to any type of securities, debt or equity.

Examples of Material Insider Information include (but are not limited to) information concerning:

•	dividends;
•	corporate earnings or earnings forecasts;
•	changes in financial condition or asset value;
•	negotiations for the mergers or acquisitions or dispositions of significant subsidiaries or assets;
•	significant new contracts or the loss of a significant contract;
•	significant new products or services;
•	significant marketing plans or changes in such plans;
•	capital investment plans or changes in such plans;
•	material litigation, administrative action or governmental investigations or inquiries about the Company or any of its affiliated companies, officers or directors;
•	significant borrowings or financings;
•	defaults on borrowings;
•	new equity or debt offerings;
•	significant personnel changes;
•	changes in accounting methods and write-offs; and
•	any substantial change in industry circumstances or competitive conditions which could significantly affect the Company’s earnings or prospects for expansion.

A good general rule of thumb: when in doubt, do not trade. One convenient rule of thumb in making this determination is to ask yourself, “Would the person on the other side of this transaction still want to complete the trade at this price if he or she knew what I know about the Company?” If the answer is “no,” you probably possess Material Insider Information.

What is Non-public?

Information is “non-public” if it has not been disclosed in a manner that allows it to be widely disseminated. In order for information to be considered public, it must be widely disseminated in a manner making it generally available to investors and confirmed by a reasonably reliable source. Wide dissemination generally occurs through a press release or in the Company’s filing with the United States Security and Exchange Commission (the “SEC”), or through such media as Dow Jones, Reuters Economic Services, The Wall Street Journal, Bloomberg, Associated Press, or United Press International. Reasonable confirmation generally includes confirmation by officers, directors and employees who have been authorized by the Company to speak on its behalf. The circulation of rumors, even if accurate and reported in the media, does not constitute effective public dissemination.

In addition, even after a public announcement, a reasonable period of time must lapse in order for the market to react to the information. Generally, one should allow approximately forty eight (48) hours following publication as a reasonable waiting period before such information is deemed to be public.

Who is an Insider?

Insiders include all officers, directors, employees, consultants and advisors (e.g. accountants, attorneys, investment bankers and consultants) of the Company and its subsidiaries or consolidated entities or any other person or entity (a) over which an individual mentioned above exercises influence or control of its investment decisions, or (b) which effects a transaction in the Company’s securities, which securities are in fact beneficially owned by any of the individuals mentioned above. Insiders have independent fiduciary duties to their company and its stockholders not to trade on Material Insider Information relating to the company’s securities. In addition, family members and friends of Insiders who receive Material Insider Information about the Company may also fall under the definition of Insiders of the Company.

It should be noted that trading by an Insider’s family members can be the responsibility of such Insider under certain circumstances and could give rise to legal and Company-imposed sanctions.

Trading by Persons Other than Insiders

Insiders are also prohibited from disclosing Material Insider Information, or making a recommendation or expressing an opinion regarding the Company’s securities based on such information, to others who might use the information to trade in the Company’s securities. Both the Insider who communicated the Material Insider Information and the person who receives and uses such information (the “Tippee”) may be liable under the United States federal securities law.

Persons other than Insiders also can be liable for insider trading, including Tippees who trade on Material Insider Information tipped to them or individuals who trade on Material Insider Information which has been misappropriated. Tippees inherit an Insider’s duties and are liable for trading on Material Insider Information illegally tipped to them by an Insider. Similarly, just as Insiders are liable for the insider trading of their Tippees, so are Tippees who pass the information along to others who trade. In other words, a Tippee’s liability for insider trading is no different from that of an Insider. Tippees can obtain Material Insider Information by receiving overt tips from others or through, among other things, conversations at social, business, or other gatherings.

Penalties for Engaging in Insider Trading

Penalties for trading on or tipping Material Insider Information can extend significantly beyond any profits made or losses avoided, both for individuals engaging in such unlawful conduct and their employers. The SEC and the United States Department of Justice have made the civil and criminal prosecution of insider trading violations a top priority. Enforcement remedies available to the government or private plaintiffs under the United States federal securities law include:

•	SEC administrative sanctions;
•	securities industry self-regulatory organization sanctions;
•	civil injunctions;
•	damage awards to private plaintiffs;
•	disgorgement of all profits;
•	civil fines for the violator of up to three times the amount of profit gained or loss avoided;
•

civil fines for the employer or other controlling person of a violator (i.e., where the violator is an employee or other controlled person) of up to the greater of US$1,000,000 or three times the amount of profit gained or loss avoided by the violator;

•	criminal fines for individual violators of up to US$1,000,000 (US$2,500,000 for an entity); and
•	jail sentences of up to 10 years.

In addition, insider trading could result in serious sanctions by the Company, including immediate dismissal. Insider trading violations are not limited to violations of the United States federal securities law: other federal and state civil or criminal laws, such as the laws prohibiting mail and wire fraud and the United States Racketeer Influenced and Corrupt Organizations Act (RICO), may also be violated upon the occurrence of insider trading.

CERTIFICATION OF COMPLIANCE

TO:	Compliance Officer

FROM:

RE:	LANVIN GROUP HOLDINGS LIMITED STATEMENT OF POLICIES OF GOVERNING MATERIAL, NON-PUBLIC INFORMATION AND THE PREVENTION OF INSIDER TRADING

I have received, reviewed, and understand the above-referenced Statement of Policies (the “Policy”) and hereby undertake, as a condition to my present and continued employment at or association with Lanvin Group Holdings Limited, to comply fully with the Policy.

I hereby certify that I have adhered to the Policy during the time period that I have been employed by or associated with Lanvin Group Holdings Limited

I agree to adhere to the Policy in the future.

Name:

Title:

Date: